September 24, 2008

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Responses to the Securities and Exchange Commission
Staff Comments dated September 16, 2008, regarding
Cryptologic Limited
Annual Report on Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 20, 2008
File No. 000-30224

Dear Mr. Owings:

This letter responds to the staff's comments set forth in the September 16, 2008 letter regarding the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2007. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission (the "Commission"), and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

<u>Annual Report on Form 20-F</u>

<u>Selected Financial Data, page 3</u>

Staff Comment No. 1.

> For each instance you use a non-GAAP measure like EBITDA and net cash, you must include the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In your response please confirm you will not present the non-GAAP measures or show us what your disclosures will look like revised in your future filings.

Cryptologic's Response:

We will not present EBITDA in future filings. We will continue to present net cash in future filings, but will rename this financial measure "interest earning assets" which the Company believes more accurately describes the financial measure. In future filings, we will include the following table reconciling "interest earning assets" to "cash and cash equivalents":

CryptoLogic reconciles Interest earning assets to cash and cash equivalents as follows:

	2007	2006	2005	2004	2003
Cash and cash equivalents	55,428	76,940	94,420	43,182	44,010
Restricted cash	20,576	-	-	-	-
Security deposits	1,500	1,500	1,500	7,000	6,550
Short-term investments		50,000	3,214	35,782	16,747
Interest earning assets	**77,504**	**128,440**	**99,134**	**85,964**	**67,307**

Staff Comment No. 2.

Your reconciliation shows you adjusted net earnings for the standard EBITDA adjustments and then further adjusted earnings to add back the minority interest in earnings. This non-GAAP measure is similar to but not calculated consistently with the uniform definition of EBITDA. If you continue to present EBITDA you should remove the adjustment for minority interest or alternatively use another title. See Item 10(e)(1)(ii)(E) of Regulation S-K. Please also revise your EBITDA discussion in Item 5.A. to be consistent, as applicable.

Cryptologic's Response:

We will not present EBITDA in future filings.

Staff Comment No. 3.

If the net cash amount is greater than actual cash and cash equivalents please tell us what the title net cash is intended to depict. Include in your response the reasons why management believes this non-GAAP financial measure provides useful information to investors regarding financial condition, results of operations or liquidity and the reasons management uses this non-GAAP financial measure.

Cryptologic's Response:

Net cash, which will be renamed "interest earning assets" in future filings, is intended to depict cash and cash equivalents, restricted cash, security deposits and short-term investments. We believe the term "interest earning assets" more accurately describes

the financial measure for investors. A significant portion of our assets consist of cash and short term investments. The purpose of this financial measure is to identify the subset of our assets that earn interest. We have provided this financial measure for our investors for several years and, based on questions we have received over the years from investors and analysts, we believe our investors consider this financial measure provides useful information to them as they evaluate the company's performance and financial condition.

Item 4. Information on the Company, page 14

Business Overview, page 17

Staff Comment No. 4.

Please tell us how you comply with the requirement to disclose financial information about geographic markets required by Item 4.B.2 of Form 20-F. If you do not, please disclose the information for the last three fiscal years in future filings. Also consider the need to discuss risks and material effects associated with government regulations on your business, as required by Item 4.B.8 of Form 20-F.

Cryptologic's Response:

On page 20 of our annual report, under Item 4.B., we discuss our revenue generated from our principal geographic markets and the material adverse effect of the Unlawful Internet Gambling Enforcement Act ("UIGEA") on our business. On pages 22 through 24 of our annual report, also under Item 4.B., we describe the risks and material effects of government regulations on our business, and provide reference to additional disclosure on pages 4 through 6 of our annual report. In order to clarify this disclosure, we intend to provide the following in future filings:

CryptoLogic's global strategy has resulted in a geographically-diversified business to mitigate the risks of ongoing legislative uncertainty in various countries, increase exposure to gaming-friendly jurisdictions like the U.K., and benefit from near-term growth opportunities in non-U.S. markets. When the UIGEA was enacted in October 2006, our licensees' revenue from non-U.S. sources was approximately 70% of total revenue, a steady increase from over 65% in 2005. This compared to 30% in 2001 when the Company initiated its global diversification strategy. As a result of the UIGEA, 100% of our licensees' revenue came from outside the U.S. in 2007. The following is a summary of our revenue by country.

	2007	2006	2005
United Kingdom	49%	35%	32%
Europe	40%	32%	29%
United States	0%	25%	30%

Other	11%	9%	9%
	100%	**100%**	**100%**

We believe this table will also provide our investors with useful information regarding the relative importance of any changes to governmental regulation in our geographic markets. We also intend to supplement our disclosure under the subheading "GLOBAL REGULATORY ENVIRONMENT" beginning on page 22 of our annual report with the following disclosure in future filings:

> While the United Kingdom ("U.K.") and other European jurisdictions such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France (which all operate state-sponsored gaming monopolies), are taking action aimed at banning foreign online gaming operators. Such actions by these European Union ("EU") member states appear to be in conflict with EU Treaty law governing the free movement of goods and services throughout the European Union. This view is supported by a number of decisions of the European Court of Justice over the past several years, which have overturned the laws of many EU member states which purport to ban non-state sponsored gaming (including on-line gaming). In addition, the actions of these member states have prompted the European Commission ("EC") to look at creating a new Services Directive that could harmonize the treatment and operation of online gaming throughout the EU, which Directive would be in line with the EC's goal of encouraging a free and open market throughout the entire Union. There is no indication that any such Directive will be introduced in the near term, as there is a great deal of political opposition to such a Directive at present. In the meantime, however, the EC has initiated infringement proceedings against some EU member states in relation to alleged breaches of Articles 43 and 49 of the EC Treaty (which articles enshrine the principles of freedom of establishment and movement of services).

We also intend to supplement our disclosure under the subheading "RISK FACTORS" beginning on page 4 of our annual report, with the following disclosure in future filings:

> Any decision of the European Court of Justice or legislation promulgated by the European Commission that effectively prohibited online gaming in European Union member states could have a severe material adverse effect on our business, revenues, operating results and financial condition.

Staff Comment No. 5.

Please provide the information required by Item 4.B.6. regarding patents.

Cryptologic's Response:

We believe we disclose all material patents and licensed intellectual property under Item 4 in our annual report. This includes the patent we hold on our *Millionaires Club™* slot game, which offers million-dollar-plus online jackpots, as well as the various brands we license and use in our casino game offering including *Marvel*, *Sudoku*, *Cubis™*, etc. In order to clarify this disclosure, we intend to provide the following in future filings:

Patents and Other Intellectual Property

Our general policy has been to seek patent protection for gaming innovations where proprietary rights will improve our competitive position. At December 31, 2007, we held a patent on our *Millionaires Club™* slot game, which offers million-dollar-plus online jackpots. We also have patents pending on certain other gaming innovations.

We also license intellectual property, generally on an exclusive basis, from third parties for use in our games including the world's first and only play-for-real, slot version of the popular gem-matching game, *Bejeweled®*, and the Internet's first and only multi-currency jackpot video slot games featuring popular *Marvel* action characters such as *SpiderMan™*, *the Fantastic Four™*, *The Hulk™*, *Daredevil™*, *X-Men™*, *Thor™*, *Silver Surfer™*, *Elektra™* and *Ghost Rider™*. We also have introduced a slot version of *Sudoku*.

Item 5. Operating and Financial Review and Prospects, page 26

Staff Comment No. 6.

Please include an overview that discusses the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance-Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Cryptologic's Response:

In connection with our Canadian disclosure requirements, we prepared an MD&A with our renewal annual information form for the year ended December 31, 2007. This MD&A was filed on SEDAR and furnished as Exhibit 3 to the Form 6-K filed with the Commission on March 31, 2008. For your reference, we have enclosed this MD&A as Exhibit 1 to this SEC response letter dated September 24, 2008. We believe this MD&A includes a management overview of the events, trends and uncertainties that are most

critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In the future, we will ensure that our MD&A disclosure on Form 20-F is consistent with our MD&A disclosure on Form 6-K. In addition, we will ensure that the overall presentation and focus of our MD&A in all future filings is consistent with the guidance provided in Commission Release No. 34-48960.

A. Operating Results, page 26

Staff Comment No. 7.

On page 35 you disclose two material changes in estimates that directly increased revenue and net income by approximately $6.5 million in 2007. Given these changes in estimate had a material and favorable impact on earnings we would expect there to be a prominently placed discussion emphasizing the facts and circumstances that lead management to revise its estimates during this period so that readers do not incorrectly attribute the effects to operational results. The discussion should also highlight the variability in earnings caused by the revised estimates and whether these estimates are likely to change in future periods. See Item 5.A. of Form 20-F.

Cryptologic's Response:

As previously mentioned in our response to Comment No. 6, in connection with our Canadian disclosure requirements, we prepared an MD&A with our renewal annual information form for the year ended December 31, 2007. This MD&A was filed on SEDAR and furnished as Exhibit 3 to the Form 6-K filed with the Commission on March 31, 2008. We have enclosed this MD&A as Exhibit 1 to this SEC response letter dated September 24, 2008. On page 9 of Exhibit 1, we believe we have included a prominently placed discussion of the relevant material changes. In the future, we will ensure that our MD&A disclosure on Form 20-F is consistent with our MD&A disclosure on Form 6-K. In addition, to the extent such material changes occur in future periods, we will ensure that our MD&A in all filings includes a prominently placed discussion that emphasizes the relevant facts and circumstances, the variability in earnings caused by the revised estimates and whether these estimates are likely to change in future periods.

Notes to Consolidated Financial statements, page F-9

19. Differences between Canadian and United States generally accepted accounting principles, page F-35

Staff Comment No. 8.

Please tell us how your annual report satisfies the U.S. GAAP reconciliation requirements for financial statements and schedules required by Item 17.(a) of Form 20-F. Please include your consideration of Item 17.(c)(2)(i), (ii) and (iii) in your response as well as Item 3 with respect to Selected Financial Data. If you did not provide the reconciliations due to the lack of material variations between U.S. GAAP and Canadian GAAP, please disclose this fact in future filings, as applicable.

Cryptologic's Response:

We believe our annual report satisfies the U.S. GAAP reconciliation requirements for financial statements and schedules required by Item 17.(a) of Form 20-F. On page F-35, net income has been reconciled to U.S. GAAP in the tabular format required by Item 17.(c)(2)(i). Item 17.(c)(2)(ii) requires that we indicate the amount of each material variation between an amount of a line item appearing in a balance sheet and the amount determined using U.S. GAAP and Regulation S-X for each balance sheet presented. There are no such material variations in our balance sheets, and we intend to disclose this fact in future filings, as applicable. For each period for which an income statement is presented and required to be reconciled to U.S. GAAP, Item 17.(c)(2)(iii) requires that we provide either a statement of cash flows prepared in accordance with U.S. GAAP or with International Accounting Standard No. 7, as amended in October 1992; or furnish in a note to the financial statements a quantified description of the material differences between cash or funds flow reported in our primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with U.S. GAAP. There are no such material differences in our statements of cash flows, and we intend to disclose this fact in future filings, as applicable.

As you noted, Item 3 requires that we reconcile the selected financial data we present in Canadian GAAP to U.S. GAAP. We believe we have provided the required information in the third table under selected financial data on page 4 of the Form 20-F. This table provides the U.S. GAAP information for the three measurements which would be materially different under U.S. GAAP: net earnings, basic earnings per share and diluted earnings per share. A cross-reference to the U.S. GAAP reconciliation in the notes to the financial statements is also included.

<u>Exhibits</u>

<u>Exhibits 12.1 and 12.2</u>

Staff Comment No. 9.

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rules 13a-14(a) and 15(d)-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Please also confirm that the inclusion of your CEO's and CFO's title was not intended to limit the capacity in which these individuals provided the certifications.

Cryptologic's Response:

In future filings, we will remove the title of the certifying individual in the beginning of the certification required by Exchange Act Rules 13a-14(a) and 15(d)-14(a). We confirm that the inclusion of our CEO's and CFO's title was not intended to limit the capacity in which these individuals provided the certifications.

CryptoLogic's Closing Response

We hereby acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for reviewing our filing. If you have any questions regarding the annual report or our response letter, please contact me at 353-1-664-1683 or Kimberley Anderson at (206) 903-8803.

Sincerely,
Cryptologic Limited

Stephen B. Taylor
Chief Financial Officer

cc: Dorsey & Whitney LLP

Enclosure (1)

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following report contains management's discussion and analysis ("MD&A") of CryptoLogic Limited's consolidated results of operations and financial condition for the year ended December 31, 2007 compared with the year ended December 31, 2006 and should be read in conjunction with the audited consolidated financial statements and accompanying notes. This MD&A is dated March 26, 2008.

CryptoLogic Limited and our subsidiaries are referred to collectively as "CryptoLogic", "the Company", "we", "us", and "our" throughout this MD&A, unless otherwise specified.

All currency amounts are in US dollars, unless otherwise indicated. Some figures and percentages may not total exactly due to rounding.

Business Reorganization Completed in 2007

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the "Arrangement") and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares ("Exchangeable Shares") of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007 available on www.SEDAR.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

Statements in this document, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the *Private Securities Litigation Reform Act of 1995.* It should be noted that the forward-looking statements in this document are based on management's best estimates of the current operating environment. These statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "may", "would", "could", "should", "will", "intend", "seek", "propose", "anticipate", "believe", "expect", "plan" or similar expressions suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, risks associated with the Company's financial conditions, legal risks associated with Internet gaming and risks of government legislation and regulation, market acceptance and technological changes, dependence on licensees and key licensees, international operations and increased competition. A description of these factors can be found in the section contained herein titled "Risks and Uncertainties." CryptoLogic does not intend, and does not assume any obligations, to update these forward-looking statements.

BUSINESS OVERVIEW

Founded in 1995, CryptoLogic Inc., now succeeded by CryptoLogic Limited, is a world-leading and long-standing publicly traded online gaming software developer and supplier servicing the global Internet gaming market. In December 1996, CryptoLogic began licensing InterCasino, the first customer to license CryptoLogic's software, and one of the first "play-for money" Internet casinos. WagerLogic Limited ("WagerLogic"), a subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized high quality client base ("licensees" or "customers") around the word who operate under government authority where their Internet businesses are domiciled.

The Company provides a complete, online gaming solution predominantly focused on the Internet casino and poker markets. The Company works with international brand name licensees and targets prospective licensees in the key geographic markets for online gaming, including the UK, Continental Europe and Asia. The Company's online gaming software solution is comprised of:

1) a broad turn-key Internet-based gaming suite featuring:
   - more than 280 casino table and slot games
   - player-to-player poker
   - multi-languages (English, Spanish, Japanese, Chinese, French, German, Italian and Greek)
   - multi-currencies (USD, GBP and euro)
   - multi-platforms (download, non-download (Java and Flash) and wireless)
   - multi-player bingo

2) E-cash systems and support for player deposits and withdrawals;
3) Business intelligence and data analysis tools to assist licensees in their marketing efforts;
4) Licensee support through WagerLogic's 24/7 multi-language customer support; and
5) Marketing support services, to assist licensees to develop and execute strategies for marketing their online gaming businesses.

We provide software products and services to a select international client base ("licensees" or "customers"), while retaining ownership and control of the software. As at December 31, 2007, we had 12 licensees located around the world, including well-known UK and global land-based gaming organizations.

Our licensees operate under government authority where their Internet business subsidiaries are domiciled. In August 2007, the Company moved its licensee's primary Internet gaming jurisdiction to Malta. Certain technical requirements set out by the licensing authority in Malta need to be fulfilled in order to maintain the license in good standing. We expect to satisfy these requirements by mid 2008. The license in Malta facilitates access to the European and UK markets by the Company's licensees from within the EU, which are major markets for the licensees and for CryptoLogic. During the year, we began recognizing revenue from three new licensees, a private company in Malta operating Parbet.com, Holland Casino and the World Poker Tour. These licensees were added in 2007, and CryptoLogic benefited from a full year of revenue from licensees added in 2006: DTD Poker; Betsafe.com; and Oceania Caribe Licensing NV (Playboy Gaming).

Substantially all of our revenue is of a recurring nature associated with the Casino and Poker businesses. Licensees pay an ongoing fee each month over the contract term calculated as a percentage of each licensee's level of activity. In 2007, 6.4% (2006: 10.5%) of our revenue came from other sources, including software customization, certain marketing support services, advertising services and management fees.

Historically, revenue has been seasonal with slower sales in the summer months (our second and third quarters), when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

BUSINESS CONDITIONS

Since CryptoLogic was established 12 years ago, there has been significant growth in both our company and the industry. In total, the Internet gaming market including the United States grew from $5.7 billion to approximately $10.7 billion in wagers in the years between 2003 and 2005 (source: Global Betting and Gaming Consultants, February 2007, or "GBGC"). However, on October 13, 2006 the United States, estimated to represent approximately 50% of the global online gaming market, passed the Unlawful Internet Gaming Enforcement Act (UIGEA) which effectively banned online gaming by making it illegal to process the related financial transactions. The enactment of UIGEA has had a very significant negative impact on our licensee fee revenue, generally reducing our revenue by approximately 30%. However, the Internet casino and Internet poker markets outside the US, the core areas of our business, are expected to continue to grow rapidly. The non-US online casino market is estimated to be worth $2.4 billion, and this market is expected to grow to approximately $3.9 billion by 2012. The online poker market outside the US was estimated to be worth $1.6 billion at the end of 2006 and is expected to double to $3.2 billion by 2012 (source: GBGC).

While online gaming outside the United States continues to promise vast potential, it is expected to account for only 5.5% of the global gaming revenue by 2012 (source: GBGC). The online gaming market is already dominated by major operators. Competition is intensifying for players and market position. The industry is also experiencing consolidation as operators increase market share through acquisition.

In order to grow and remain a market leader, software providers must be able to offer a strong value proposition to their customers to help them respond to players that are increasingly sophisticated and demanding more choice. We must offer an expanding array of new and innovative products and services that enhance the game experience and create opportunities to market to players in order to help customers attract, retain and re-activate players.

STRATEGY UPDATE

CryptoLogic's strategy is designed to capitalize on the growth in the online gaming market by focusing on ongoing software development, new licensee opportunities including through brand ownership and brand management, further growth in Europe including more language offerings, and an expansion into Asia.

Software development

In 2007, CryptoLogic continued its industry leading innovation by introducing 15 new downloadable Internet casino games and bringing new concepts to the market.

CryptoLogic's highlights of the year include:

- launching the latest and most-anticipated slot games featuring the wildly popular Marvel Super Heroes, *Spider-Man*™ and the *Fantastic Four*™;
- obtaining exclusive rights to develop the first-ever slot version of *Jewel Quest*®, a popular puzzle-match game.
- adding to its popular roster of multi-currency *Marvel*™ video slot games, with new versions based on *Thor*™, *Silver Surfer*™, *Elektra*™, *Ghost Rider*™ and others;
- *Sudoku*, the logic game played by millions of people around the world every day, has been adapted for online slot players;
- A new patent-pending game, *Multi-Hand Video Blackjack*, which brings together blackjack and video poker; and
- winning Gambling Online's Top Casino Software Award for the second year running.

New licensee opportunities

CryptoLogic will continue to pursue new licensee opportunities in both casino and poker. CryptoLogic new poker opportunities will enhance the liquidity of our licensees' poker network, already one of the world's

largest that excludes US players. Our upgraded poker platform provides infrastructure and capacity to accept new licensees that offer exciting growth potential to contribute to overall poker network liquidity.

In 2007, CryptoLogic added three new licensees and launched sites for four licensees including:

- signed new licensees: Holland Casino (casino and poker), a private company in Malta operating Parbet.com (poker and casino) and World Poker Tour (poker and casino). Holland Casino represents a milestone agreement being our first government-owned licensee. The new sites, to be run by Holland Casino on behalf of the Dutch government, are ready to be launched and currently awaiting final government license (which may involve a request for guidance by the Dutch government to the European Commission), which is expected in 2008;
- launched a poker site for Betsafe and poker and casino sites for Parbet.com – both licensees' sites are particularly popular among Scandinavian players;
- launched casino and poker sites for global leading poker entertainment company, World Poker Tour; and PlayboyGaming, one of the world's most recognizable entertainment and lifestyle brands; and
- subsequent to year end, the Company extended and expanded its relationship with World Poker Tour to upgrade to a full Internet casino offering, add Spanish and German language Internet poker rooms and extend its exclusive use of CryptoLogic software until at least mid-2011.

Brand ownership and licensing

CryptoLogic intends to pursue strategic, accretive acquisition opportunities including brands that can be licensed to operators to accelerate the advancement of CryptoLogic's strategies. CryptoLogic believes that acquisition opportunities have increased since the UIGEA was passed in the US in October 2006, and we will continue to evaluate new and existing prospects.

In January 2007, CryptoLogic achieved its first success under this strategy by completing the purchase of the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room. CryptoLogic then licensed these Parbet assets, together with our poker software, payment processing services and multi-lingual customer support and services, to a private Maltese online gaming company that will operate Parbet.com.

The purchased assets include all rights to the Parbet brand name, associated domain names such as Parbet.com, customer lists, databases and active player accounts. This acquisition extended CryptoLogic's brand ownership and licensing strategy. Under this strategy, CryptoLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services and marketing support services, in order to generate higher revenue. For online players, trust is critical. This is why CryptoLogic has focused on leveraging established brands that enhance the entertainment value and trust factor for our licensees' players.

In August 2007, CryptoLogic furthered its strategic goals by acquiring the popular gaming portal Casino.co.uk for $6.1 million. This web-portal business compliments the Company's existing WinnerOnLine portal. Both of these portals earn advertising revenue from gaming operators, and direct traffic to operator sites as well as those owned by Company's licensees – providing an excellent, known-name marketing channel and an attractive player acquisition tool for licensees. This purchase includes all rights to the Casino.co.uk website together with the customer lists.

Expanding in Asia

CryptoLogic intends to expand its Asian presence to become a significant participant in this large, emerging market.

In June 2007 we acquired a 19.4% interest in 568 Network Inc. ("568 Inc") for $1.1 million. 568 Inc is a developer and distributor of online casual games in the Chinese market and enables us, with 568 Inc, to establish a new China-based venture that will develop and distribute casual skill-based games for the local and overseas Chinese-language markets. We have an option to increase this position to a controlling interest in the future.

In November 2007 we acquired a 12.7 % minority interest in Mikoishi Studios Inc., one of Asia's best known game development and design companies for $4.3 million with an option to increase our interest in the future.

Strategic performance measures

In 2007, CryptoLogic continued to deliver profitable growth and positive return on equity. However, due to reduced revenue levels primarily due to UIGEA, discussed above, CryptoLogic had negative cash flows from operations.

(in thousands of US dollars, except per share data)	**2007**	2006	2005
Income Statement			
Revenue	**$73,659**	$104,022	$86,307
Reorganization charges regarding move of HQ to Ireland	**$5,666**	$3,700	$ -
EBITDA after reorganization charges [1]	**$7,841**	$27,176	$22,303
Earnings before minority interest	**$6,499**	$24,812	$20,530
Net earnings	**$5,528**	$24,812	$20,530
Diluted EPS	**$0.47**	$1.81	$1.46
Financial Position			
Cash flow from/(used in) operating activities	**($11,885)**	$40,654	$34,721
Net cash [2]	**$77,504**	$128,440	$99,134
Working capital [3]	**$68,199**	$93,787	$73,569
Dividend per share/quarter [4]	**$0.12**	$0.12	$0.07
Value measure			
Return on equity [5]	**6%**	25%	25%

[1] Management believes EBITDA (earnings before interest, taxes, amortization and minority interest) is a useful supplemental measure of performance. However EBITDA is not a recognized measure under generally accepted accounting principles ("GAAP") and does not have a standard meaning, therefore it may not be comparable across different companies.

[2] Net cash includes cash and cash equivalents, short term investments, restricted cash and security deposits

[3] Working capital is calculated by subtracting current liabilities from current assets.

[4] CryptoLogic's inaugural quarterly dividend of $0.03 per common share (annual rate of $0.12) was first declared on September 10, 2003, and paid November 24, 2003. On November 4, 2004, CryptoLogic's Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid December 15, 2004. A subsequent increase to $0.07 per common share (annual rate of $0.28) was announced on November 1, 2005, commencing with the quarterly dividend paid December 15, 2005. On May 9, 2006, we announced the Board's decision to increase the dividend to $0.12 per share (annual rate of $0.48), commencing with the quarterly dividend paid on June 15, 2006. On March 17, 2008, a dividend of $0.12 per share was announced, the same rate as the prior eight quarters. Each future quarterly dividend will be subject to Board approval based on the Company's financial results.

[5] Return on equity is calculated by dividing net earnings before minority interest by total shareholders' equity.

CryptoLogic reconciles EBITDA to earnings as follows:

(in thousands of US dollars)	**2007**	2006	2005
Net earnings	**$5,528**	$24,812	$20,530
Minority interest	**971**	-	-
Income taxes	**$993**	$4,679	$1,506
Interest	**($6,217)**	($7,092)	($3,627)
Amortization	**$6,566**	$4,777	$3,894
EBITDA	**$7,841**	$27,176	$22,303

ABILITY TO DELIVER RESULTS

Our competitive advantages have been key to maintaining profitability despite the impact of UIGEA and remain critical for future growth.

Brand name licensees

CryptoLogic works with high quality gaming and media customers, such as William Hill, Littlewoods, and InterCasino. In a market where player trust is critical, we believe our base of high quality licensees enhances our opportunities to acquire additional, well-thought-of and trusted licensees. Our more than a decade of experience has proven that operators with a trusted brand and an established user base, allow us the ability to cross-market new offerings, and grow sustainable online businesses. In competition with hundreds of gaming sites on the Internet, our licensees are committed to spending marketing funds in order to effectively vie for player attention.

Our customers, which are primarily gaming and/or casino organizations, continue to benefit from the liquidity, outsourced technical expertise and expanding product offering and knowledge developed by CryptoLogic.

We expect that revenue and player growth from licensee fees in both poker and casino and revenue from new sites launched, including Playboy Gaming, Betsafe, DTD Poker, Parbet and World Poker Tour will continue to grow. This, along with new licensees will be in a position to take advantage of the capacity for increased liquidity on our licensees' poker network.

CryptoLogic remains committed to working with a targeted group of high quality committed licensees to generate the highest returns.

Comprehensive and innovative product portfolio

In an industry characterized by a proliferation of gaming sites, we design our product suite to enable our licensees to satisfy a broad player range of preferences in order to attract more players, generate longer play time and extend the player life value and revenue potential. We conduct extensive player research and competitive benchmarking to drive our software development, as well as seek and enter into strategic exclusive partnerships with premier consumer brands such as *Marvel, Bejeweled* and *Cubis*™ to enhance the trust and entertainment value of our game offering.

CryptoLogic delivers a comprehensive product portfolio across the casino and poker markets. We continually expand our online game mix with the latest innovations and entertainment concepts to appeal to increasingly sophisticated players wanting more choice and a more engaging experience.

Internet casino – Our largest revenue and profit contributor is online casino fees – a core market that accounts for approximately 26% of global online gaming revenue excluding the United States (source: GBGC). We continually invest in market research and product development to ensure a succession of new game concepts, themes and variations to create marketing opportunities for our licensees. This helps to re-

energize players, keeps them coming back and drives incremental revenue, and we expect this revenue growth to continue.

CryptoLogic is at the forefront of bringing the latest product innovations and concepts to Internet gaming. We have introduced a number of unique games to the Internet – the first ever and only British pub-style fruit machines; the first to offer play-for-real slot versions of *Bejeweled* and *Cubis™*, two extremely popular online casual games; the first and only online slots featuring *Marvel Super Heroes*; the first Internet version of *Texas Hold'Em Bonus Poker*; and our own patented progressive jackpot slot, *Millionaires Club™*, which offers world-record online jackpots. Our expertise in offering the depth and complexity of the modern-style casino games demanded by online gamers should contribute to our continued growth and market leadership in this lucrative game area.

Internet poker – Online poker service fees are a core market representing approximately 23% of worldwide Internet gaming revenue excluding the United States (source: GBGC). Internet poker is a fast-growing sector dominated by sizeable poker rooms, where attracting and retaining a critical mass of players is key to success. The continuous presence of many players in a virtual room (liquidity) allows players to find a game at the stake they want, when they want, around the clock. By providing a platform for the players of all our poker licensees – among the largest gaming and entertainment brands online and on-land – in a central poker room, we offer a well-populated poker network that currently attracts at peak times more than 6,000 poker players simultaneously from around the globe, which is down from 9,000 at the end of 2005 due to the UIGEA and exit of Betfair, a former licensee who established its own poker room.

In Internet poker, we also continually expand our variety of tournament capabilities, and invest in system scalability to provide the capacity for increasing traffic and volumes at our licensees' poker sites.

Customer service and support

Licensee competition for players is intense and the cost of player acquisition has risen significantly. To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution. We have introduced and improved our back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players and developed an award winning call centre in Cyprus to service end user enquiries.

Marketing Support

To help our customers develop and execute their marketing strategies, we offer our licensees marketing support services, through AdsDotCom, a subsidiary of WagerLogic. Increasingly we view these services as a key differentiator in our offering. They have been instrumental in winning new business and forming a key part of the Company's brand ownership and management strategy.

Regulatory Leadership and Public Company Record

Trust is vital for our business, our customers, and our industry. This is why CryptoLogic has committed to strong corporate governance and compliance – and demonstrated a long-standing history of public company disclosure and regulatory leadership.

"Tier One" Regulation – CryptoLogic has long advocated regulation of Internet gaming for the protection of players and the integrity of the industry. We have earned government-certification in a "tier-one" jurisdiction. We are subject to stringent requirements similar to those found in land-based gaming, including intensive government probity review of directors, senior management and key personnel, as well as rigorous independent third-party testing and ongoing gaming software review. We conduct independent probity on our suppliers and licensees. This adherence to high standards of government approval is an important competitive advantage. Our regulatory compliance enables us to offer licensees a choice of regulated markets for their online businesses. It also enhances our credibility and marketability as more jurisdictions view regulation as the best solution for safe and responsible online gaming.

Public company disclosure and compliance – CryptoLogic's status as a public company traded on three senior exchanges – the Toronto Stock Exchange, NASDAQ Global Select Market and the Main Market of the London Stock Exchange – subjects us to the highest standards of corporate governance and disclosure. CryptoLogic has demonstrated a steady record of earnings and cash flow performance and disclosure. We are one of the Internet gaming industry's first publicly listed companies since 1996. Our corporate governance practices and quality and certification of our products and business are competitive advantages for CryptoLogic.

Financial strength and performance

Despite the setback in 2007 from changes in US regulations, we have a proven record of operating profits and cash flows and no debt since our first full year of operation. The strength of our balance sheet gives customers the assurance that we have the resources to invest in our product solutions today and in the future. We have the financial strength to pay a quarterly cash dividend and repurchase shares through normal course purchases, as appropriate. Our solid financial position also means we can consider potential opportunities to accelerate our growth plans through strategic, accretive acquisitions.

OVERVIEW OF RESULTS

YEAR 2007

For the years ended December 31

(in thousands of US dollars, except per share data)

	2007	% of revenue	2006	% of revenue
Revenue	$ 73,659	100.0%	$ 104,022	100.0%
Expenses				
Operating	49,436	67.1%	64,685	62.2%
Reorganization	5,666	7.7%	3,700	3.6%
General and administrative	10,166	13.8%	7,907	7.6%
Finance	550	0.7%	554	0.5%
Amortization	6,566	8.9%	4,777	4.6%
	72,384	98.2%	81,623	78.5%
Earnings before undernoted	1,275	1.8%	22,399	21.5%
Interest income	6,217	8.4%	7,092	6.8%
Earnings before minority interest and income taxes	7,492	10.2%	29,491	28.3%
Income taxes:				
Current	4,056	5.5%	4,957	4.7%
Future	(3,063)	(4.2)%	(278)	(0.3)%
	993	1.3%	4,679	4.4%
Earnings before minority interest	6,499	8.9%	24,812	23.9%
Minority interest	971	1.3%	-	0%
Net earnings and comprehensive income	$ 5,528	7.6%	$ 24,812	23.9%
EBITDA	$ 7,841	10.6%	$ 27,176	26.1%
Total assets	$ 170,633		$ 184,520	
Dividend per share/quarter	$ 0.12		$ 0.12	

Mainly as a result of the industry-wide impact of the Unlawful Internet Gambling Enforcement Act ("UIGEA"), CryptoLogic's revenue, earnings and earnings per share decreased for the year ended December 31, 2007 as compared with the same period of the previous year. The effect of the UIGEA was mitigated as a result of CryptoLogic's licensees deriving substantial revenue from non-U.S. based players; however the effect is still significant. Prior to the enactment of the UIGEA passed in October 2006,

licensees' revenue from Europe-based players was approximately 70% of total revenue; since that time all revenue is from non-U.S. based players. CryptoLogic management had initiated this diversification from the U.S. well prior to the UIGEA enactment. Although revenue was reduced by the UIGEA, costs cannot be reduced by an equal amount and therefore results will improve as revenue grows and new licensees are added.

RESULTS OF OPERATIONS - 2007

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2007 of $73.7 million, a decline of 29.2% (2006: $104.0 million). The decline in revenues was anticipated with the enactment of the UIGEA.

Licensing fees and services from our casino licensees are calculated as a percentage of a licensee's level of activity in its online casino site. Fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

Internet casino

Internet casino fee revenue decreased to $49.5 million or 16.5% for the year ended December 31, 2007 (2006: $59.2 million).

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee's level of activity in online casino site. This is affected by the number of active players on the licensee's site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee's marketing programs. Internet casino fee revenue benefited from two non-routine items recorded during the year, a revision of our estimate to discharge future jackpot payouts of $4.5 million as well as a $2.0 million reduction in our accrual for contingencies.

Internet casino licensing and associated support fees constitute our core revenue base, representing 67.1% of our total revenue in 2007 (2006: 56.9%). While casino fees declined in absolute dollars they have increased as a percentage of total revenue because of the success of new games and casino launches for World Poker Tour and Parbet. Subsequent to year end, the Company extended and expanded its relationship with World Poker Tour to upgrade to a full Internet casino offering, add Spanish and German language Internet poker rooms and extend its exclusive use of CryptoLogic software until at least mid-2011.

We intend to continue delivering a succession of new product innovations, thereby generating additional activity and interest in our licensee sites. This in turn generates online licensee fees which will grow our casino business. While online casino fee revenue growth outside the US is predicted to remain strong, we expect organic growth will be insufficient to return to the 2006 revenue base in the short term. Consequently we continue to aggressively explore other alternatives including new licensees to increase revenues and continue to control costs as we grow revenues outside of the US and return to record levels of earnings.

Internet poker

Poker fees remains a significant revenue contributor to the overall revenue of Cryptologic at 26.5% of total 2007 revenue (2006: 32.6%), however, our Internet poker licensee fees declined to $19.5 million or 42.5% (2006: $33.9 million) primarily due to the introduction of the UIGEA and the exit of Betfair from the poker room, both in October 2006, and a slowing of growth in European poker. Poker fee growth is expected only with the addition of new licensees.

CryptoLogic offers a "virtual" central poker room for its licensees. Fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the "rake" is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer

poker rooms with strong "liquidity" – rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis.

Betfair exited the poker network in October 2006 as originally agreed in 2005.

Other revenue

Other revenue decreased to $4.7 million or 56.9% (2006: $10.9 million), which included fees for software customization and advertising and marketing services generated from our portal business. This is primarily a result of the non-recurring revenue from our exit agreement with Betfair in October 2006 resulting in no revenues received in 2007, and reduced marketing support revenue due to the UIGEA. Other revenues accounted for 6.4% of total revenue (2006: 10.5%).

International diversification

CryptoLogic's global strategy has resulted in a geographically-diversified business in gaming-friendly jurisdictions and benefit from near-term growth opportunities in overseas markets.

When the UIGEA passed in October 2006, licensees' revenue from outside the US was approximately 70% of total revenue, as it was at the end of 2005, and up dramatically from only 30% at the end of 2001, when CryptoLogic began its international diversification strategy.

Our strength in these markets is attributable to a licensee roster that includes some of the most respected names in European gaming. The United Kingdom's 2005 enactment of a new law to regulate online gaming for the first time in that country continues to foster favorable growth for the Internet gaming industry, for our customers and for CryptoLogic. With the relocation of all licensees operations to Malta, a member of the European Union, access to the European markets is strengthened. CryptoLogic continues to build partnerships, develop products, and pursue new markets in Asia Pacific specifically, with our $4.3 million investment million in Mikoishi and our $1.1 million investment in 568 Inc. This segment of the business is expected to grow in 2008 and 2009.

Recurring Revenue

CryptoLogic's strong recurring licensee fees reflect the strength of a revenue model based on building long-standing relationships with premium customers. In 2006, 93.6% (2006: 89.5%) of CryptoLogic's fee revenue was generated from software licensing and services contracts that generate recurring revenue and generally extend three years in term.

During 2007 we completed all technical work on Holland Casino's poker and casino sites and began recognizing revenues in accordance with the terms of the licensee agreements. In addition, we have introduced two new casino games such as Spider-Man and the Fantastic Four which will provide ongoing interest in for our licensees to attract customers.

In 2008, we expect to grow our revenue related to licensees' European gaming activities, both through the organic growth of licensees that were active on our platforms in 2007 and through revenue from new licensees and aggressively exploring growth opportunities in Asia.

Seasonality

Historically, the Group has experienced seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Historically, the first and fourth quarters (during the winter and autumn seasons) have been the strongest revenue periods.

Expenses

Consistent with prior years, during 2007 we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization.

Total expenses declined to $72.4 million or 11.3% (2006: $81.6 million), as we focused our attention on adjusting our cost base to the significant reduction in revenues post UIGEA implementation.

We continue to focus on maintaining close control over all discretionary expenditures as we align to the new market environment. We expect our costs in total to remain relatively consistent as a percentage of total revenue in 2008 as compared with those of 2007.

Operating Expense

CryptoLogic's operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and long term incentive program; licensee support; e-cash systems and support costs; customer service expense; and expense related to regulatory compliance.

Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

Total operating expense was $49.4 million, or 67.1% of revenue (2006: $64.7 million or 62.2%). Operating expense have decreased in absolute terms when compared to the prior year due to reduced compensation costs, software development expense and e-cash processing fees. The reduction in the e-cash processing fees is associated with better management of our external providers, lower revenues and financial transaction levels. These decreases are offset in part by a one-time charge of $1.75 million associated with the program costs of a major licensee.

We must continue our investment in our core product and services to help licensees grow market share and player loyalty despite the reduction in revenue. Consequently we have gaming capacity for additional licensee fees that we are aggressively looking to fill.

At December 31, 2007, CryptoLogic had 310 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, down from 400 a year earlier.

At year-end, we had 92 employees in casino and poker development, representing 30% of the total. Given the importance and distinctiveness of the core aspects of our business, we have specialized teams in each strategic development area.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2007, G&A expense of $10.2 million represented 13.8% of revenue (2006: $7.9 million or 7.6%), an increase both as a percentage of revenue and in absolute dollars.

The increase in G&A expense is primarily a result of professional fees from additional tax planning, cost associated with the implementation of Sarbanes Oxley and advice for merger and acquisition opportunities. In addition, occupancy costs increased with the new head-office in Ireland and offices in Malta and Singapore.

Reorganization Charges

One time reorganization charges are associated with our establishment of the executive headquarters in the Republic of Ireland and the restructuring of the organization during the year. In 2007, such costs totaled $5.7 million or 7.7% of revenue (2006: $3.7 million or 3.6%) and primarily comprise professional fees and expenses related to employee relocation and severance.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets

to support our business activities.

Amortization expense was $6.6 million, or 8.9% of revenue (2006: $4.8 million or 4.6%). The increase reflects purchased intangibles for Casino.co.uk and Parbet.com, the investment in computer equipment, and software licenses, in accordance with GAAP.

EBITDA(1)

As we expected at the beginning of the year, earnings before interest, taxes, depreciation and amortization (EBITDA(1)) decreased significantly to $7.8 million from a record $27.2 million in 2006. EBITDA(1) margin, or EBITDA(1) as a percentage of revenue, declined significantly to 10.6% from 26.2% in 2006 as a result of the revenue impact from UIGEA.

In 2008, we expect EBITDA(1) and EBITDA(1) margin to improve as a result of our efforts to reduce costs to the levels supported by the reduced revenues. Longer term, we expect to be able to return to and exceed 2006 revenue, EBITDA(1) and EBITDA(1) margin levels.

Interest income

Interest income, comprising interest earned on cash and short term investment balances, declined to $6.2 million in 2007 (2006: $7.1 million). The decrease was primarily as a result of the cash used in operations and the acquisitions of the Parbet assets, and Casino.co.uk and investments in Mikoishi and 568 Inc. We expect improvements in interest income as we work to return to previous balances.

Provision for income taxes

Income taxes were $1.0 million (2006: $4.7 million), and were net of a future income tax recovery. The decrease in 2007 primarily resulted from lower revenues and lower earnings. Changes in future income taxes result from differences between tax and accounting recognition with respect to certain of CryptoLogic's expenses.

We are subject to tax in many jurisdictions. Subject to significant changes in the tax rates of those jurisdiction or significant changes in our corporate structure, we generally expect a blended tax rate of approximately 15%.

Minority interest

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice approved plan of Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company.

The shares owned by CEC are considered a non-controlling interest of the Company for accounting purposes only and consequently, a proportional amount of the net earnings before minority interest associated with subsidiaries directly or indirectly owned by CEC is recorded as minority interest.

Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all outstanding CEC shares in return for CryptoLogic Limited shares.

Earnings

Our earnings have been significantly impacted by our licensee's loss of US online gaming customers and have declined to $5.5 million or $0.47 per diluted share. (2006: $24.8 million or $1.81 per diluted share).

In 2008 we anticipate our earnings to improve as the full extent of our cost control efforts take effect along with continued focus on control over discretionary expenses and new licensee revenues are realized. By

the end of 2008, we should start to trend toward improved quarterly revenue run rates and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Return on equity

CryptoLogic's return on shareholders' equity was severely impacted by the UIGEA, as follows:

	2007	2006
Return on equity	**6%**	25%

RESULTS OF OPERATIONS -FOURTH QUARTER 2007

Fiscal 2007 Quarters	First	Second	Third	Fourth	**Annual**
(In thousands of US dollars, except per share data)					
Revenue	$19,562	$16,244	$17,503	$20,350	**$ 73,659**
Interest income	1,732	1,649	1,322	1,514	**6,217**
Earnings and comprehensive income	1,484	(2,621)	2,392	4,273	**5,528**
Basic earnings per share	$ 0.11	$ (0.19)	$ 0.19	$ 0.36	**$ 0.47**
Diluted earnings per share	$ 0.10	$ (0.19)	$ 0.19	$ 0.36	**$ 0.47**
Basic weighted average number of shares (000's)	13,817	13,901	13,917	13,927	**13,891**
Diluted weighted average number of shares (000's)	13,834	13,901	13,930	13,977	**13,907**

Fiscal 2006 Quarters	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)					
Revenue	$26,997	$30,351	$27,690	$18,984	$104,022
Interest income	1,443	1,758	1,960	1,931	7,092
Earnings and comprehensive income	7,662	8,194	7,244	1,712	24,812
Basic earnings per share	$ 0.57	$ 0.60	$ 0.53	$ 0.13	$ 1.83
Diluted earnings per share	$ 0.56	$ 0.59	$ 0.53	$ 0.12	$ 1.81
Basic weighted average number of shares (000's)	13,415	13,586	13,601	13,630	13,558
Diluted weighted average number of shares (000's)	13,687	13,851	13,789	13,736	13,731

Revenue

Revenue in the fourth quarter was $20.4 million, an increase of 7.4% as compared with the same period in the prior year (Q4 2006: $19.0 million).

Internet casino

Internet casino revenue increased 40.0% to $14.0 million for the quarter ended December 31, 2007 when compared to the same period in the prior year (Q4 2006: $10.0 million). Casino revenue accounted for 68.6% of total revenue for the fourth quarter of 2007. Revenue, when compared to Q3 2007 increased by 21.9%. Internet casino revenue increased as the Company benefitted from the successful release of its newest line-up of casino games launched in October 2007 as well as a $2.0 million reduction in our accrual for contingencies. Without the impact of this provision reversal, casino revenues are up 20% from the same quarter in 2006.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee's level of activity in online casino site. Such revenue is affected by the number of active players on the licensee's site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee's marketing programs. During the year we introduced Bonus Pack 11 and Bonus Pack 12. In December, the Company launched Spider-man and Fantastic Four slot games, both new to the market.

Internet poker
Q4 2007 Internet poker revenue decreased 31.3% to $4.6 million (Q4 2006: $6.7 million), and represented 22.6% of total revenue for the fourth quarter (Q4 2006: 35.4%). Reduction in Internet poker revenue is due to the exit of Betfair, a major customer, from the poker room, the introduction of UIGEA and a general slowing of growth rates in the European industry. Poker revenue growth is expected only with the addition of new licensees.

CryptoLogic, through its wholly-owned subsidiary WagerLogic offers a "virtual" central poker room for its licensees. Fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the "rake" is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker rooms with strong "liquidity" – rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis.

Other revenue
Other revenue includes revenue earned by our portals business, fees for software customization, fees for marketing support and certain commerce based transactions and other non-recurring revenue. Other revenue decreased in Q4 2007 to $1.8 million or 21.7% (Q4 2006: $2.3 million). In Q4 2006, the Company benefitted from the non-recurring revenue from our exit agreement with Betfair. The decrease in other revenue is largely due to the impact of that one-time item.

Operating Expense
Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Q4 operating expense was $12.7 million, or 62.3% of revenue (Q4 2006: $14.2 million or 75.0% of Q4 2006 revenue. Operating expense have decreased in absolute terms when compared to the corresponding quarter of the prior year due to reduced compensation costs, software development expense and e-cash processing fees. The reduction in the e-cash processing fees is associated with better management of our external providers, lower revenues and financial transaction levels. These decreases are offset in part by a one-time charge of $1.75 million associated with the program costs of a major licensee.

EBITDA
EBITDA was $4.5 million for the fourth quarter, an increase of 200% over the same quarter in 2006. CryptoLogic's EBITDA margin in the quarter was 22.3%, compared with 8.0% in Q4 2006. The increase was due to increased revenue as discussed above.

Earnings
Earnings in Q4 2007 were $4.3 million or $0.36 per diluted share (Q4 2006: $1.7m or $0.12 per diluted share).

LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic remained highly liquid and debt-free in 2007, as we continue to have a strong balance sheet with net cash of $77.5 million. With the available cash resources we continue to have the financial strength and flexibility to continue our growth strategy, pay dividends, repurchase our own shares through issuer bids and consider acquisition opportunities as they arise.

Net cash position
At December 31, 2007, CryptoLogic ended the quarter with $77.5 million of net cash[2] (comprising cash and cash equivalents, restricted cash, short-term investments and security deposits) or $5.57 per diluted

share (December 31, 2006: 128.4 million or $9.35 per diluted share). The decrease in net cash[2] of $50.9 million is primarily due to the acquisition of Casino.co.uk ($6.1 million), Parbet ($11.8 million), investments in Mikoishi and 568 Inc. ($5.4 million), dividend payments ($6.7 million), purchase of capital assets ($13.1 million) and two significant amounts paid to winners of cumulative jackpot games during the year ($14.1 million). CryptoLogic continues to be debt free.

We continue to pledge $1.5 million in security deposits at year end (2006: $1.5 million). We maintain security on deposits as collateral granted to banks and payment processors that process deposit transaction on our behalf.

We are also required to maintain a deposit of $20.0 million (2006: nil) to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. In February 2008, this requirement was reduced to $5.0 million.

Operating activities

CryptoLogic deploys its significant cash reserve to fund investment initiatives that will drive long term growth. Cash flow used in operating activities was $11.9 million for the year ended December 31, 2007. (2006: $40.7 million provided by operating activities). Several factors contributed to the decrease in cash flow from operating activities from the prior year including, but not limited to:

- reduced profitability after accounting for non-cash items primarily due to the impact of UIGEA;
- costs associated with the relocation of our corporate headquarters to Dublin, Ireland; and
- reduced jackpot provisions due to significant cumulative jackpot payments.

Financing activities

In 2007, $2.8 million was used for financing activities (2006: $2.7 million) as follows:

- $3.9 million (2006: $3.1 million) from the exercise of stock options during the year; and
- $6.7 million (2006: $5.8 million) was paid in quarterly cash dividends in 2007. This higher amount was attributed to an increase in our quarterly cash dividend from $0.07 per share to $0.12 per share (an annual rate of $0.48) commencing with the dividend paid on June 15, 2006.

While each future quarterly dividend is subject to Board approval based on our financial results for that particular period and the Board's view from time to time on the optimal uses of cash, we expect to continue paying dividends on a regular basis. With the industry-wide impact of the UIGEA enactment, revenues and earnings will be negatively impacted. However, as noted above, during 2009, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Investing activities

Investing activities used cash of $6.8 million in 2007 (2006: $55.4 million). This was largely due to strategic acquisitions completed during the year including the Parbet Poker Assets ($11.8 million), Casino.co.uk ($6.1 million), Mikoishi ($4.3 million) 568 Inc. ($1.1 million). Cash used in investing activities was also impacted by a reclassification of $20.6 million from cash to restricted cash primarily associated with a required deposit of $20 million to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. In February 2008, this requirement was reduced to $5 million. Additionally, funds used for capital expenditures amounted to $13.0 million (2006: $8.6 million), which related to purchases in the normal course of business for hardware, leasehold improvements, software licenses, and capitalized software development expenses. These decreases in cash were offset by a shift of $50.0 million into cash and cash equivalents from short term investments to fund strategic investments completed during the year.

Working capital [3]

CryptoLogic's working capital[3] at December 31, 2007 was $68.2 million or $4.90 per diluted share (December 31, 2006: $93.8 million or $6.83 per diluted share).

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under our Normal Course Issuer Bid.

User funds held on deposit

User funds held on deposit increased 6.7% to $22.3 million at December 31, 2007 (2006: $20.9 million). This increase reflects the success of our efforts to expand our licensee base despite a significant decrease at the end of 2006 reflecting the reduction of players' deposits subsequent to the UIGEA passage. Cash related to user funds on deposit is segregated and shown separately as an asset and liability on the balance sheet, and does not form part of the Company's total cash position.

Capitalization

Since inception, CryptoLogic has no debt and unutilized credit facilities. At December 31, 2007, CryptoLogic had 12,813,737 common shares outstanding and 1,391,525 stock options outstanding. The outstanding common shares outstanding excludes 1,114,494 (2006: nil) common shares in CryptoLogic Exchange Corporation ("CEC") which are entitled to be exchanged on a one-for-one basis with our common shares. Including the CEC shares the common shares outstanding would be 13,928,231.

During the year, CryptoLogic completed a court approved plan of arrangement. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited shares at anytime and are accounted for as a minority interest. On June 1, 2014, CryptoLogic through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. The shares of CEC provide those shareholders with the same voting and dividend rights as the shares of CryptoLogic Limited. No additional shares of CEC will be issued and all stock options will give rise to the issue of additional CryptoLogic Limited shares.

From November 14, 2007 to November 13, 2008, CryptoLogic has, through its Normal Course Issuer Bid, authorization to repurchase up to 1,281,000 shares, under which we have yet to buy back any shares. Our buyback programs allow us to repurchase our shares on occasions when we believe that our share price provides an opportunity to reduce our outstanding share capital at an attractive price.

Cash commitments and contractual obligations

The following table summarizes our outstanding cash commitments as of December 31, 2007:

(In thousands of US dollars)	**Total**	**Less than 1 year**	**2-3 years**	**4-5 years**	**After 5 years**
Facility leases	$15,008	$2,478	$3,896	$3,790	$4,844
Minimum royalty payments and purchase commitments	2,640	2,265	375	-	-
Total outstanding cash commitments	$17,648	$4,743	$4,271	$3,790	$4,844

Total cash commitments at the end of fiscal 2007 totaled $15.7 million (2006: $20.0 million). The Company has entered into lease agreements for premises expiring at various periods up to July 2015.

RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. Research and development personnel comprised 23% of our workforce at 2007 year end (2006: 23%).

CRITICAL ACCOUNTING POLICIES

CryptoLogic's accounting policies are specified in the notes to our financial statements, in particular note 1. The accounting estimates discussed below are considered particularly important as they require judgments by management. Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

Each time progressive jackpot casino games are played by an end user a specified amount is added to the "Jackpot". The "Jackpot" is won by a player on a random basis and is not predictive. Each "Jackpot" also has a minimum amount of prize money. As the "Jackpot" progresses the Company regularly collects funds from participating licensees and assumes the liability of future "Jackpot" wins. Management provides for the "Jackpot" based on frequency of each game played, history of wins and minimum prize requirements. During 2007, the Company performed an analysis of the accumulation of the funds in the jackpot and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4.5 million.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled. During the year, the Company reviewed its accounting for certain contingencies and determined $2.0 million was no longer required, which increased revenue by a corresponding amount.

The Company has a stock option plan where the amount of compensation expensed is determined using an option pricing model. In addition, the Company provides a long term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company's stock price. Calculations for these plans with the necessary assumptions inherently mean judgments are required by management.

Recently issued and adopted accounting pronouncements

Recently adopted accounting pronouncements

Financial Instruments
Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"); Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and Section 3251, Equity ("Section 3251"). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in

accordance with Canadian GAAP. The impact of adopting the accounting for financial instruments did not have a material impact on the Company's results of operations.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments, investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings. Long-term investments are classified as available for sale assets which are measured at fair value and the changes in fair value, if any, will be recognized in other comprehensive income. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities and are measured at amortized cost using the effective interest method. The Company did not have held-to maturity instruments during the year ended December 31, 2007 and no available for sale instruments as of January 1, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the year the change occurs. The Company has not identified any material embedded derivatives that are required to be separated from the host contract.

Recently issued accounting pronouncements

Handbook Section 1535, Capital Disclosures

Handbook Section 1535, Capital Disclosures ("Section 1535"), establishes standards for disclosing information about a company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital. This section is effective for the Company's fiscal year ending December 31, 2008. The Company is evaluating the impact of adopting the above standards on its consolidated financial statements.

Handbook Section 3862, Financial Instruments - Disclosures

Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. This accounting standard is effective for the Company's fiscal year ending December 31, 2008. The Company is evaluating the impact of adopting the above standards on its consolidated financial statements.

Handbook Section 3863, Financial Instruments - Presentation

Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation. This accounting standard is effective for the Company's fiscal year ending December 31, 2008. The Company is evaluating the impact of adopting the above standards on its consolidated financial statements.

RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $0.9 million in 2007 (2006 - $0.6 million). At December 31, 2007, there was $0.09 million outstanding (2006 - $0.04 million).

The Company also paid $0.3 million to another law firm in which one of its board members is a partner. As at December 31, 2007, there were no amounts outstanding. There were no comparable amounts paid or outstanding for the year ended December 31, 2006 to the second law firm.

In 2006, the Company purchased software from another company in which a former officer of the Company had a personal interest. Payments to this officer in 2006, relating to this transaction, amounted to $0.04 million (2006: $0.04 million). There were no such payments in 2007.

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" as of the end of the period covered by this Management's Discuss and Analysis was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures were not effective as of December 31, 2007 because we identified a material weakness in our internal control over financial reporting as described below.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), and reconciled to United States GAAP. It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2007. Management based its assessment on criteria established in "Internal Control- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concludes that, as of December 31, 2007, internal control over financial reporting is not effective as a result of the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. In connection with management's assessment of the our internal control over financial reporting referred to above, management has identified the following material weaknesses in the Company's internal control over financial reporting as of December 31, 2007:

1) The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of GAAP commensurate with the Company's complexity and its financial accounting and reporting requirements. This control deficiency is pervasive in nature and specifically resulted in the Company recording material adjustments in connection with the application of Canadian Institute of Chartered Accountants ("CICA") Handbook ("HB") Section 3465, "Accounting for Income Taxes" to the future income taxes, income taxes payable, and income tax expense lines, including the future tax impact of intangible assets arising from the purchase of such assets and a business combination, in the December 31, 2007 consolidated financial statements. This control deficiency also resulted in

material adjustments to the December 31, 2007 preliminary consolidated financial statements in connection with the recording of a contingent liability and the application of CICA HB Section 3855, "Financial Instruments – Recognition and Measurement", where certain embedded derivatives were not recorded. Further, there is a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

2) The Company's control activities and oversight and review procedures designed to monitor the effectiveness of control activities of a foreign location were ineffective. Specifically, as a result of this control deficiency the Company recorded material adjustments in accrued liabilities, operating expenses, capital assets and depreciation expense in our preliminary 2007 consolidated financial statements. The identified errors were corrected prior to the finalization of those financial statements. Further, there is a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.
3) The Company did not design procedures to ensure detailed reviews and verification of inputs related to the analysis of accounts or transactions and schedules supporting financial statement amounts and notes. Specifically, this control deficiency, which is pervasive in nature, contributed to the actual misstatements identified above and various immaterial adjustments to the preliminary notes and to earnings per share and minority interest. Further, there is a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our "internal control over financial reporting" that occurred during the quarter ended December 31, 2007 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

Subsequent to December 31, 2007, the Chief Executive Officer was replaced by Brian Hadfield, an existing member of our Board of Directors.

Furthermore, management has begun to address the material weaknesses discussed above.

The relocation of the Company's head office to Dublin, Ireland was carried out to allow senior management to be closer to customers and major markets and to simplify the structure of the Company where possible. During this process, retention of key financial staff in Toronto has been difficult. In addition, the Company relocated the gaming servers owned by its licensees to a new jurisdiction for the first time, which was a major undertaking for the Company. These facts, along with significant movements in the exchange rates against the US dollar, specifically the US dollar and Canadian Dollar, during the year, contributed to weaknesses in the tax calculation process in various jurisdictions.

The Company has hired a Director of Income Tax, a new Financial Controller as well as other personnel with an appropriate level of technical accounting knowledge and experience in the application of GAAP to manage the process of centralizing accounting functions in Dublin, and has taken steps to simplify its intercompany structure to ensure that these material weaknesses will not recur..

RISKS AND UNCERTAINTIES

An investment in the Company involves significant risks. Accordingly, prospective investors should consider carefully the specific risk factors set out below in addition to the other information contained in this document before investing in the Company. CryptoLogic considers the following risks to be all of the material risks for potential investors, but these risks do not necessarily comprise all those associated with an investment in the Company and are not set out in any particular order or priority. Additional risks and uncertainties not presently known to CryptoLogic, or that the Board currently considers immaterial, may also affect the business, financial condition, results or future operations of the Company and the trading

price of the common shares. If any of the following risks materialize, the business, financial conditions, results or future operation could be materially and adversely affected. In such circumstances, the trading price of the common shares could decline and investors could lose part or all of their investment. Before making any investment decision, prospective investors are advised to consult an independent adviser who specializes in advising upon investments.

Government Regulation

CryptoLogic and its licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, the licensees hold government licenses to operate Internet gaming sites in Malta. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted, or are in the process of considering, legislation to regulate Internet gaming. While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France, where there are state-owned monopolies, have taken action aimed at banning foreign online gaming operators. Such actions by these EU member states are in contrast with favorably-viewed rulings from the European Court of Justice which prompted the EC to look at, inter alia, creating new directives that could harmonize online gaming within the EU, in line with the EC's goal to encourage a free and open cross-border market. There is no indication that any such directives will be introduced in the near term. In the meantime, however, the EC has initiated infringement proceedings against some member states in relation to perceived breaches of Articles 43 and 49 of the EC Treaty (which articles enshrine the principles of freedom of establishment and movement of services). As companies and consumers involved in Internet gaming are located around the world, including CryptoLogic's licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate against the supply of Internet gaming services. Legislation designed to prohibit Internet gaming was enacted on 13 October 2006 in the United States, and this approach may be adopted in other jurisdictions.

Future government decisions and actions may have a material impact on CryptoLogic's operations and financial results. There is a risk that governmental authorities may view CryptoLogic or its licensees as having violated the local laws of their end users, despite CryptoLogic's requirement that all gaming servers used in conjunction with CryptoLogic's gaming software be licensed by a gaming regulator with the government authority in the relevant jurisdiction. However, there is a risk that civil and criminal proceedings, including class actions, could be brought by or on behalf of public entities, companies or private individuals, against CryptoLogic, its licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon CryptoLogic or its licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on CryptoLogic's business, revenues, operating results and/or financial condition. Consequently CryptoLogic is examining methods by which it may provide support to its directors and officers whilst acting on the affairs of CryptoLogic, including legal defense funding and compensation in the event of detention and the bringing of criminal proceedings against any relevant individual.

In addition, legislation may be proposed and passed in jurisdictions important to CryptoLogic, which legislates or regulates various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on the business, revenues, operating results and/or financial condition of CryptoLogic.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and, in particular, Internet gaming, is treated in the UK, Continental Europe and the US. Some of these developments can be considered as positive and some as negative. In this regard, a brief summary of the regulatory situation in the UK, Continental Europe and the US follows:

United Kingdom

In September 2007, the UK Gambling Act went into force, which regulates Internet gaming for the first time in that jurisdiction. Most of the underlying codes in relation to entities established in the UK, or

marketing into the UK have now been enacted. However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the Gambling Act's regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on CryptoLogic's customers, business, revenues, operating results and/or financial condition. Under the Gambling Act, software providers to Internet and online gaming operators will also need to be licensed either by the Gambling Commission, or by a regulator in another jurisdiction within the European Union or otherwise sanctioned as a "white listed" jurisdiction by the Gambling Commission.. While the regulation of Internet and gaming software providers by the United Kingdom is generally considered as being positive, it is also possible that the specific rules and regulations as interpreted by the Gambling Commission may in fact have an adverse impact on CryptoLogic and/or its licensees.

The 2007 UK Budget also confirmed that the tax level to be imposed on Internet gaming would be 15% of the house profits or the money lost to the operator, less winnings. This is a substantially higher rate than in other jurisdictions which regulate and license Internet gaming. Where CryptoLogic's licensees are based in the UK and will need to be licensed under the Gambling Act, the tax will have a financial adverse effect on their businesses or they will need to restructure and relocate offshore to more favorable tax regimes, which also may involve significant costs and impact upon advertising and marketing to a UK customer base. This may therefore have a material adverse effect on CryptoLogic's business, revenues, operating results and/or financial condition.

Continental Europe

France and Germany

France and Germany in particular appear to be moving towards imposing greater restrictions on Internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. It is possible that adverse legal developments in these countries could have a material adverse effect on CryptoLogic and/or its licensees.

Italy

With respect to Italy, recent willingness to regulate certain forms of Internet gaming could be perceived to be indicative of a liberalization of the Internet gaming industry as a whole in this country. However, at present, the form of regulation put forward by this jurisdiction has failed to create attractive market conditions for many operators. As such, notwithstanding the fact that the Italian market may appear to be becoming more liberal, in reality, it has not changed in a manner, or to a degree, that is helpful to CryptoLogic or its licensees. CryptoLogic and its licensees remain at risk that Italy may take aggressive action against parties whose operations are not licensed pursuant to the new regulatory regimes established.

Spain

Madrid's regional government has recently implemented new legislation to regulate Internet gaming but it only permits services to be supplied by the licensed entity to Madrid residents. Therefore obtaining a license may be of little value commercially to any operator. Other regions may follow suit. However Spain historically has taken little or no enforcement action against operators of Internet gaming which are based outside the jurisdiction. There is no guarantee however that this position will remain the same once the system of regulation becomes more widespread (so as to create a value in obtaining a license).

Holland

It is expected that the agreement with the state-sponsored casino operator, Holland Casino, to supply casino and poker room software for the Dutch market will be positive for CryptoLogic. However, certain of CryptoLogic's other licensees presently operate in the Dutch market and the Dutch government has consistently taken steps to support and protect Holland Casino's monopoly including by taking legal action against Internet gaming operators. In the event that the Dutch government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, CryptoLogic's licensees (and accordingly, CryptoLogic) could be adversely impacted.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with Internet gaming operators by taxing their citizens' winnings. Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the EU. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of CryptoLogic or CryptoLogic's licensees.

The United States

CryptoLogic has since October 2006 prevented its licensees from taking wagers from the US as the result of the passing of the UIGEA. The UIGEA made it illegal to accept any funds connected with unlawful Internet gaming, although some US enforcement agencies claimed that previous existing legislation similarly outlawed both the supply and related payments. Although CryptoLogic Inc. historically derived a majority of its revenues from sources outside of the US, given that CryptoLogic had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the US, there is no guarantee that the US Department of Justice will not seek to prosecute members of CryptoLogic or its directors for alleged historic transgressions or similarly prosecute its licensees or their directors or shareholders. Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets. They would also cause damage to the reputation of CryptoLogic, as well as diverting the time of key executives of CryptoLogic and having a material adverse effect on the business, revenues, operating results and/or financial condition of CryptoLogic.

Payment Processing

Although CryptoLogic prevents its licensees from taking wagers from the US (since October 2006), with the enactment of the UIGEA, financial institutions in the US ceased to accept online gaming transactions. This event has had a negative impact on the Internet gaming industry as a whole, including software providers and operators, and is evidenced by CryptoLogic's lower revenues in the fourth quarter of 2006 and first quarter of 2007. There can be no assurance that other financial institutions or credit card issuers outside the US will not introduce additional restrictions. Any such developments (and/or the loss of any major payment option) would likely have a material adverse effect on the business, revenues, operating results and/or financial condition of CryptoLogic. Moreover, there can be no assurance that the systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access by minors, which could have a material adverse effect on CryptoLogic's reputation, business, revenue, operating results and/or financial condition. CryptoLogic attempts to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction, contrary to land-based gaming operators that are primarily cash processors. Likewise, there are rigorous systems in place to address payments for pooled games and progressive jackpots where CryptoLogic is responsible for transferring large sums to individual players, both in terms of securing the funds and the checks made on the individual. In addition, CryptoLogic establishes relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, CryptoLogic may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, e-money, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. In addition, current laws, which pre-date or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations

of existing laws, could reduce the growth in the use of the Internet, reduce the demand for CryptoLogic's products and services, increase its cost of doing business or could otherwise have a material adverse affect on its business, revenues, operating results and/or financial condition.

BUSINESS RISKS

Internet Viability and System Infrastructure and Reliability

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or CryptoLogic's own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of its customers.

The Internet's viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel. End-users of CryptoLogic's software depend on Internet Service Providers ("ISPs"), online service providers and CryptoLogic's system infrastructure for access to the Internet gaming sites operated by its licensees. Many of these services have experienced service outages in the past and could in the future, experience service outages, delays and other difficulties due to system failures, instability or interruption. Licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which could materially adversely affect CryptoLogic's business, revenues, operating results and/or financial condition.

Market Demand

The Internet gaming industry continues to evolve rapidly and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition. If CryptoLogic's production services do not continue to receive market acceptance, its business, revenues, operating results and financial condition could be materially adversely affected.

Internet Security

CryptoLogic's Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, CryptoLogic's security and network systems may be tested and subject to attack. CryptoLogic has experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will, or can, be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on CryptoLogic's business, revenue, operating results and/or financial condition.

Reliance on Other Parties

CryptoLogic's electronic commerce product relies on ISPs to allow licensees' customers and servers to communicate with each other. If ISPs experienced service interruptions, it may prevent communication over the Internet and impair CryptoLogic and its licensees' ability to carry on business. In addition, the ability to process electronic commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, CryptoLogic is strengthening and enhancing its current facilities and the redundancy of its system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in electronic commerce services could have a material adverse effect on CryptoLogic's business, revenues, operating results and/or financial condition.

Competition

Licensees of CryptoLogic's software compete with existing and established recreational services and products, in addition to other forms of entertainment. CryptoLogic's success will depend, in part, upon its

ability to enhance its products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance. CryptoLogic competes with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become competitors. In addition, such companies may be able to require that their own software, rather than the software of others, be used in connection with their payment mechanisms (including CryptoLogic's gaming software and/or its e-cash software and support). The barriers to entry into most Internet markets are relatively low, making them accessible to a wide number of entities and individuals. CryptoLogic believes the principal competitive factors in CryptoLogic's industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to the known current competitors. Increased competition from current competitors (both of CryptoLogic and/or its licensees) has resulted in price reductions and reduced margins. Increased competition from current and future competitors (both of CryptoLogic and/or its licensees) may result in further price reductions and eroded margins and/or may result in the loss of market share, any of which could materially adversely affect CryptoLogic's business, revenues, operating results and financial condition.

Dependence on Licensees

For the year ended December 31, 2007, CryptoLogic's top seven licensees accounted for approximately 79% (2006: 84%) of total revenue. In addition, all of CryptoLogic's key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees, or the loss of their license in such jurisdiction would likely have a material adverse effect on CryptoLogic's business, revenues, operating results and financial condition.

Charge-backs

CryptoLogic is subject to exposure with regard to charge-backs, which may also result in possible penalties and shut off of the payment option. Charge-backs are any deposit transaction initially debited from a user's account that is later reversed or repudiated. While CryptoLogic has fraud control measures to minimize exposure and provision for charge-backs, these procedures may not be effective and, to the extent they are not, this could have a material adverse effect on licensees' revenues, which would have a corresponding effect on CryptoLogic's business, revenues, operating results and/or financial condition.

Foreign Operations

As companies and consumers involved in Internet gaming, including the players of licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which CryptoLogic operates or in which its licensees or their end users are based could have a material adverse effect on its business, revenues, operating results and/or financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which CryptoLogic and its licensees operate, and in which licensees' customers are located, each of which could have a material adverse effect on CryptoLogic's business, revenues, operating results and financial condition. There can be no assurance that CryptoLogic will be able to sustain or increase revenue derived from international operations or that it will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Foreign Exchange

Historically, CryptoLogic has prepared its consolidated financial statements in US Dollars. As such CryptoLogic's consolidated results have been subject to fluctuations relative to the currencies of the countries in which it operates, including mainly British Pounds, euro, and Canadian Dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on the reported results. CryptoLogic may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of its currency risks, but there can be no assurance that it will not experience currency losses in the future, which could have a material adverse effect on CryptoLogic's business, revenues, operating results and financial condition.

Legal Proceedings

The Company, and certain of its subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on CryptoLogic's business, revenues, operating results and financial condition. Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that CryptoLogic considers important. There can be no assurance that the assertion of such claims will not result in litigation or that CryptoLogic would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to CryptoLogic.

Intellectual Property

CryptoLogic relies on a combination of laws and contractual provisions to establish and protect its rights in its software and proprietary technology. CryptoLogic believes that its competitive position is dependent in part upon its ability to protect its proprietary technology. CryptoLogic generally enters into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically has restricted access to its software products' source codes. CryptoLogic regards its source codes as proprietary information, and attempts to protect the source code versions of its products as trade secrets and unpublished copyrighted works. Despite precautions and measures implemented to protect against such attempts, unauthorized parties may have copied or could in the future copy or otherwise reverse engineer portions of CryptoLogic's products or otherwise obtain and use information that it regards as proprietary.

CryptoLogic has patent and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect CryptoLogic's proprietary technology. In addition, certain provisions of license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions. The Company also has a proprietary interest in its name. The names "CryptoLogic" and "WagerLogic" have become known in the Internet gaming industry. Accordingly, CryptoLogic's competitive position could be adversely affected if its name was misappropriated and its reputation in any way compromised. There can be no assurance that the steps CryptoLogic has taken to protect its proprietary rights will be adequate to deter misappropriation of its technology or independent development by others of technologies that are substantially equivalent or superior to its technology. Any misappropriation of the Company's name, technology or development of competitive technologies could have a material adverse effect on CryptoLogic's business, revenues, operating results and/or financial condition. Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third parties' intellectual property rights by CryptoLogic, and any adverse judgment in this regard could have a material adverse effect on CryptoLogic's business, revenues, operating results and financial condition.

Hiring and Retaining Employees

CryptoLogic's future success is dependent on certain key management and technical personnel and their abilities regarding new product and service developments, frequent product enhancements, customer service and ongoing product support. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on CryptoLogic's business, revenues, operating results and/or financial condition.

Managing Rate of Growth

CryptoLogic has a history of growth. The expansion of its business and the increasing complexity of its product offerings, coupled with the rapid evolution of its markets and increasing competition have placed, and are expected to continue to place, a significant strain on the management and operational resources of CryptoLogic and to increase demands on its internal systems, procedures and controls. CryptoLogic's future operating results will depend on management's ability to develop and manage growth, enhance its products and services to respond to market demand, deal with competition and evolving customer requirements, manage its system infrastructure and requirements to meet the growing demands of its business, hire and retain significant numbers of qualified employees, and accurately forecast revenues and control expenses. A decline in the growth rate of CryptoLogic's revenues without a corresponding and timely reduction in its expenses, or its inability to manage or build future growth efficiently, could have a material adverse effect on CryptoLogic's business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of CryptoLogic's business strategy, it may make acquisitions of, or significant investments in, businesses or assets that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from CryptoLogic's existing business; the inability of management to maximize the financial and strategic position of CryptoLogic or returns from the investment or acquired businesses; changing technology approaches and requirements; the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

Volatility and Liquidity

The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ National Market and the London Stock Exchange's Main Market, this should not imply that there will always be a liquid market in our common shares. In addition, pursuant to a business reorganization completed in 2007, exchangeable shares of an indirect subsidiary of the Company, CEC were issued, and are listed and traded on the Toronto Stock Exchange. Because of separate listings, the trading prices of the common shares and CEC shares may not reflect equivalent values. Company-specific or broader market fluctuations may adversely affect the market price of the exchangeable shares, and there can be no assurance that there will continue to be an active market for these securities.

OUTLOOK

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position, and growth in online poker is moderating from previous exponential rates. Additionally, in October 2006 the United States Government approved the UIGEA, which prohibits financial transaction processing in the US online gaming market. As a result, WagerLogic's licensees stopped taking wagers from US-based players. Despite these challenges,

CryptoLogic remains optimistic about the future of online gaming and the Company's position as a leader within it.

Future strategy

UIGEA has had a significant short-term negative impact on the industry is expected to continue to affect future financial results. Additionally, CryptoLogic continues to believe, the effects of UIGEA will increase competition throughout Europe, which could negatively impact our business.

CryptoLogic prepared for this eventuality by shifting its business to Europe, thereby reducing our exposure to the effects of the UIGEA. The impact of UIGEA during the year, however, had a significant impact on our 2007 revenues. Despite the decline in revenues during 2007, our thriving European customers, strong balance sheet, and new business in Asia enable us to face the future with confidence.

We are in an excellent financial position to continue building on the global strategy to return to the 2006 level of results and then continue the growth we have experienced in the past. In particular, we will:

- continue game innovation strategy. We have several innovative casino and poker projects, both underway and planned, which are designed to enhance licensees' revenue;
- aggressively pursue new poker licensees, to enhance the liquidity of the poker network. The Company will also continue to pursue high quality casino licensees. We anticipate entering into similar types of arrangements to further expand and diversify our licensee base;
- aggressively pursue strategic, accretive acquisition opportunities to accelerate the advancement of the Company's strategies. Acquisition opportunities have multiplied since passage of the new US law, and the Company will continue to evaluate new, exciting existing prospects, like Parbet and Casino.co.uk;
- control and optimize expenditures by a thorough, ongoing review of discretionary costs, operating expenses and capital expenditures; and
- expand in Asia. CryptoLogic will continue to build its European leadership position and intends over time, to expand its Asian presence to become a strong competitor in this large, emerging market. We have taken initial steps with the investments in Mikoishi and 568 Networks during the year. These investments provide insight into the Asian market and a platform to add additional licensees in this important geographical area.

Our investment in establishing a new head office in the Republic of Ireland during 2007, while adding some incremental annual operating expenses, is aimed at generating a strong return in the long run. Specifically we expect further benefits from the new office by:

- being closer to the world's major markets (UK, Europe and Scandinavia) that embrace Internet gaming, and therefore, closer to its key customers, investment community and prospects;
- enabling us to provide a wider range of marketing support and brand management services to licensees in the key markets;
- broadening our strategic acquisition opportunities; and
- increasing liquidity in the Company's shares trading in the UK.

Internet casino

Internet casino players have grown more sophisticated through a broad choice of gaming platforms, such that the market is demanding increasingly entertaining and innovative games. Accordingly, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty. For example, in 2007 we offered our licensees the new *Marvel* characters, *The Amazing Spiderman* and the *Fantastic Four.*

We plan to release new downloadable casino game packs in 2008 and continue to upgrade our non-download game offering, both of which we expect will continue to be solid business drivers for our casino licensees, and CryptoLogic. We will continue to focus on partnerships with leading entertainment and casual game brands, like Marvel, Bejeweled and Cubis™. We will also enhance our localized offerings for key European markets.

Internet poker

Internet poker has grown at exponential rates in the past few years, but has recently showed signs of moderating—a natural development in young, high-growth markets. At the same time, competition in online poker has grown more intense and the importance of enhancing online poker room liquidity has increased.

As the UIGEA has effectively made online poker illegal in the U.S—previously the world's largest online poker market—the industry's focus has shifted to building liquidity in Europe, where CryptoLogic's licensees' central poker room is particularly strong. Just before the UIGEA, approximately 85% of licensees' poker revenues came from outside the US, the vast majority of that from continental Europe and the UK.

In 2007, CryptoLogic added three new licensees and launched sites for four licensees including:

- signed new licensees: Holland Casino (casino and poker), a private company in Malta operating Parbet.com (poker and casino) and World Poker Tour (poker and casino). Holland Casino represents a milestone agreement being our first government-owned licensee. The new sites, to be run by Holland Casino on behalf of the Dutch government, are ready to be launched and currently awaiting final government license (which may involve a request for guidance by the Dutch government to the European Commission), which is expected in 2008;
- launched a poker site for Betsafe and poker and casino sites for Parbet.com – both licensees' sites are particularly popular among Scandinavian players;
- launched casino and poker sites for global leading poker entertainment company, World Poker Tour; and PlayboyGaming, one of the world's most recognizable entertainment and lifestyle brands; and
- subsequent to year end, the Company extended and expanded its relationship with World Poker Tour to upgrade to a full Internet casino offering, add Spanish and German language Internet poker rooms and extend its exclusive use of CryptoLogic software until at least mid-2011.

The full impact of adding these licensees' fees to our revenue base have not been fully realized and we anticipate increasing fees from these licensees during 2008. In addition, we are looking to add to our licensee base with other online gaming operators. Licensee opportunities such as Parbet will add to our already successful brand management and licensing strategy demonstrated by the InterCasino and InterPoker brands and related brands, such as ExtremePoker. Under the strategy, WagerLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services, and marketing support services, in order to generate higher revenue.

Exciting new games and features have also been successful in enhancing liquidity in the poker network.

With the enactment of the UIGEA and a significantly enhanced poker platform, we have available capacity for a significant increase in liquidity within the poker room. We are aggressively looking to utilize this capacity.

Long-term Financial Goals

For us, 2007 was a year of transition, and we expect 2008 will bring added growth in both Europe and Asia. We have a strong base of long-term agreements with our largest customers and look to add additional licensees to expand this base and further diversify our source of fee revenue. Rapid online growth in Asia is expected in the years to come, for which we have made initial investments with key game suppliers. Accordingly, the Company has the following long-term financial objectives in future years for its continuing business in Europe and Asia:

- Grow revenue and earnings at 20% year-over-year for Europe and Asia combined;
- Achieve net margin and return on equity of 20%;
- Achieve double-digit revenue growth in casino and poker; and
- Exceed industry growth rates in key casino and poker markets.